

April 21, 2014

Via E-mail
Scott Painter
Chief Executive Officer
TrueCar, Inc.
120 Broadway, Suite 200
Santa Monica, California 90401

> **Re: TrueCar, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2014**
> **File No. 333-195036**

Dear Mr. Painter:

We have reviewed your registration statement and response letter, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those provided in our letter dated March 13, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposed Cover Page Graphics

1.   Please address the following with respect to the proposed graphics you supplementally provided for review:

- Clarify that the 1.1 million plus cars sold refers to the period since your inception in 2005.
- The graphics indicate that TrueCar accounts for 2.5% of the new car market share, but disclosure in the prospectus states that you estimate that users of your platform purchasing cars from TrueCar Certified Dealers accounted for approximately 2.0% of sales in the U.S. in 2013. Please reconcile these percentages, and clarify in the graphics that you are referring to the U.S. market only.

- Please revise to present a price estimate that is more in keeping with the $3,000 average approximate savings off MSRP that you highlight in the graphics and discuss on page 84.

Prospectus Summary

Overview, page 1

2.   We note your response to prior comment 3 regarding the presentation of certain high-profile companies and organizations as representatives of your marketing partners. You advise that you organize your non-USAA partners into seven functional categories based on the nature of their business, and that you selected for identification in the prospectus certain affinity group marketing partners representing four of these categories. You further indicate that you selected these four categories of partners because they represent, in the aggregate, over 75% of the units sold through traffic directed to your platform by your non-USAA partners. Please expand upon your prior response to describe more specifically these four categories of partners, and to name the companies or organizations identified in the prospectus that correspond to each of these categories. We note in this regard that your prior response did not specify how AAA in particular was selected as a representative partner.

3.   Further to the above comment, please explain to us how you concluded that a discussion of the specific functional categories that you use to organize your marketing partners would not be material to an understanding of your business, given the significance of your marketing partnerships as discussed throughout the filing. In this regard, explain to us how you use these categories in operating your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Units, page 50

4.   We note your response to prior comment 12. Please clarify why you do not adjust units sold for credits that you issue as a result of a sales dispute of particular units. While we note that you may grant credits in your sole discretion to support business relations with a given dealer, it would appear that in some instances, the dealer may dispute that a sale has taken place and contest that you are entitled a fee. As such, it is unclear how these kinds of credits are issued in your sole discretion. Considering that you do not get paid for these transactions and there is no associated revenue realized, please clarify why it is appropriate to include these in units sold. Also, tell us what additional circumstances would lead to sales credits being issued, and please clarify why you believe the issuance of a sales credit is not aligned with individual units sold.

Principal and Selling Stockholders, page 135

5.   Once the selling stockholders are identified, please tell us whether any of the selling
        stockholders is a broker-dealer or an affiliate of a broker-dealer. For any selling
        stockholders that are affiliates of broker-dealers, please identify them as such in the
        selling stockholder disclosure, and disclose whether each such affiliate acquired its shares
        in the ordinary course of business and whether at the time of the acquisition of the shares
        to be resold it had any plans or proposals, directly or with any other person, to distribute
        the shares.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-18

6.   We note that in your response to prior comment 19 you state that under the contractual
        terms with dealers on the TrueCar Certified Dealer Network, each dealer is required to
        pay the company upon the sale of a vehicle to a user that has been introduced to the
        dealer. Please clarify how the term "introduced" is defined in the agreement. Clarify
        whether it must be in the form of a Guaranteed Savings Certificate generated from your
        website, or some other means. Further, clarify why you use sources other than the dealer
        through which the sale is made to confirm that a sale has taken place for which you are
        entitled a fee. That is, clarify how these sources allow you to determine that a sale is as a
        result of an introduction of a user to a dealer, as defined by the agreement.

7.   Please provide us with a summary abstract of the contractual provisions that support the
        lack of a need to require verification or acceptance of transactions by the dealer prior to
        your revenue recognition.

8.   We note your disclosure that your subscription fees are subject to adjustment for any
        shortfall of sales or introductions generated. Please clarify the terms of these agreements.
        That is, clarify whether the dealer is charged a fixed amount per vehicle sale, which is
        retroactively increased if a minimum number of sales is not achieved by the end of the
        subscription period. If so, clarify when revenue is recognized for the incremental
        amount. Further, if the minimum number of sales is achieved during the period, clarify
        whether the fee is based on a fixed amount per vehicle sold, or a fixed total dollar amount

for the period of the subscription.   Please clarify the authoritative accounting literature you are relying on in accounting for your subscription agreements.

9.   Since subscription revenue is a subset of transaction revenue, please provide us with the absolute amounts of the respective revenues from subscription revenues, non-subscription transaction revenues and data and other revenues comprising the December 31, 2012 and 2011 total revenue. Tell us the proportion of subscription revenues for each reported period that are recognized under the straight-line method. Tell us what consideration you gave to separate disclosures of these categories in your audited consolidated statements of loss in view of their materiality and their separate discussion under your accounting policies.

Cost of Revenue, page F-20

10.   We note that you have excluded the reference to lead generation costs that was previously included in your Form S-1 filed on February 14, 2014. Please clarify the nature of these fees and where they are classified in your income statement.

Sales and Marketing, page F-20

11.   We note your responses to prior comments 13 and 23. In determining your income statement classification for traffic acquisition costs, loan subvention fees, and fees relating to traffic originated from Auto Buying Program websites you operate, please tell us how you considered that these fees (including any fees issued in the form of warrants) are direct and incremental costs incurred with each sale and, as such, would appear to be a cost of sales. In your response please support your accounting by addressing the nature and function of the costs and fees and how the arrangements are tied to performance and transaction generating revenue.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

12.   Please ensure that your disclosure in this section reflects all unregistered issuances of your securities within the past three years. In this regard, we refer to the option grants made in January and February 2014 disclosed on page 77, and the warrants filed as exhibits 4.12 through 4.14 to the registration statement. Please revise or advise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Troy Foster
        Wilson Sonsini Goodrich & Rosati, P.C.